CONFIDENTIAL

July 2, 2014

Via EDGAR and Hand Delivery

Securities and Exchange Commission

Office of Mergers and Acquisitions

Attention: Christina Chalk

Senior Special Counsel

100 F Street, NE

Washington, D.C. 20549

Re:	Allergan, Inc.

PRRN14A filed June 24, 2014

Filed by Pershing Square Capital Management, L.P., et al.

File No. 1-10269

Dear Ms. Chalk:

On behalf of Pershing Square Capital Management, L.P., PS Management GP, LLC, PS Fund 1, LLC and William A. Ackman (collectively, “Pershing Square”) this letter sets forth Pershing Square’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 30, 2014, to Kirkland & Ellis LLP, outside counsel to Pershing Square, with respect to the above-referenced preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) with respect to the solicitation of written requests to call a special meeting of shareholders of Allergan, Inc. (the “Company”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth Pershing Square’s response to each of the numbered comments immediately below each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Preliminary Proxy Statement.

In addition, Pershing Square has revised the Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Preliminary Proxy Statement (the “Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

Revised Preliminary Proxy Statement filed on June 24, 2014

General

1.	Staff’s Comment: Refer to comment 1 in our comment letter dated June 17, 2014. As requested, fill in the blanks throughout the proxy statement. Information that is subject to change may be bracketed. As discussed today, please allow additional time for staff review once all required information is included in a revised preliminary proxy statement.

Response: In response to the Staff’s comment, Pershing Square has filled in certain brackets throughout the Preliminary Proxy Statement. Pershing Square notes the Staff’s comment. To the extent that information has been omitted from Amendment No. 2, Pershing Square will fill in the omitted information in subsequent amendments as such information becomes available.

Background and Past Contacts, page 6

2.	Staff’s Comment: See comment 5 in our prior comment letter. As requested, disclose any arrangements or understandings with respect to the funding provided by the Pershing Square Funds to PS Fund 1. If there are no such arrangements or understandings, so state in your response letter.

Response: We have been advised by Pershing Square that other than the Letter Agreement and the limited liability company agreement of PS Fund 1, LLC, the Pershing Square Funds, other than discussed in this answer, are not party to any other arrangements or understandings with PS Fund 1, LLC with respect to the funding by the Pershing Square Funds of PS Fund 1, LLC. The Pershing Square Funds, as investors in PS Fund 1, LLC, will participate pro-rata in the investment in PS Fund 1, LLC. Since the value of various investments of each of the Pershing Square Funds fluctuates, on a periodic basis (typically, quarterly), the investment manager to the Pershing Square Funds will effect re-balancing trades, so that each of the Pershing Square Funds share this investment on a pro rata basis in proportion to the relative value of the net assets of each such Pershing Square Fund. Any re-balancing trades will not affect the overall position that the Pershing Square Funds have in PS Fund 1, LLC.

In addition, each of the Pershing Square Funds guarantees PS Fund 1, LLC’s obligations to its prime broker for any margin loans. There are currently no such margin loans.

3.	Staff’s Comment: See comment 6 in our prior comment letter. Explain in greater detail why you elected to abandon the shareholder referendum. In prior proxy filings, you indicated that you reserved the right to pursue both the shareholder referendum and the option of calling a special meeting; therefore, your revised proxy statement should explain why you are now opting to pursue only the special meeting.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 12 of Amendment No. 2 to explain in greater detail why Pershing Square elected to abandon the shareholder referendum.

4.	Staff’s Comment: The Background section in the Form S-4 filed by Valeant in connection with its exchange offer for Allergan provides more detail about the background events leading up to this solicitation. Please revise to provide similar disclosure here.

Response: In response to the Staff’s comment, Pershing Square has expanded the above-referenced disclosure on pages 5-13 of Amendment No. 2.

5.	Staff’s Comment: See page 7 of the revised proxy statement. Identify the “certain Pershing Square entities” that entered into the limited liability company agreement for PS Fund 1, LLC.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 6 of Amendment No. 2 to identify the entities that entered into the limited liability company agreement for PS Fund 1.

Plans for the Special Meeting

Proposal 3, page 13

6.	Staff’s Comment: Revise to clearly describe all of the requirements for calling a special meeting that would be deleted if this Proposal passes.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 14 of Amendment No. 2 to describe the requirements for calling a special meeting that would be eliminated if this Proposal passes.

Proposal 4, page 13

7.	Staff’s Comment: In your response letter and with a view to additional disclosure, analyze how Proposal 4 would operate in relation to Delaware corporate law. That is, we understand that Section 213 of the Delaware General Corporation Law does not vest with shareholders the authority to establish a record date for a meeting. Please revise or advise.

Response: In response to the Staff’s comment, Pershing Square has revised Proposals 3 and 4 on page 14 of Amendment No. 2 to reflect elimination of the phrase ‘record date’ from the bylaws set forth in Section 3 of Exhibit E to the Solicitation Statement.

Proposal 5, page 14

8.	Staff’s Comment: Expand to describe Proposal 5 in greater detail. What “certain requirements” would this Proposal remove?

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 15 of Amendment No. 2 to describe Proposal 5 in greater detail.

Proposal 8, page 14

9.	Staff’s Comment: We reissue comment 15 in our prior letter. We note that in other proxy materials, you have criticized very specifically actions or inaction by the Allergan Board, including the representative it designated to handle your acquisition proposal. If you are not able to specifically describe what actions Allergan must take or not take in order to implement this precatory proposal, please state that in the proxy statement and explain why.

Response: In response to the Staff’s comment, Pershing Square has revised the above-referenced disclosure on page 16 of Amendment No. 2 to indicate steps that Allergan could take to implement this proposal.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-6454 or my colleague Stephen Fraidin at (212) 446-4840.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

cc:	Stephen Fraidin

Roy J. Katzovicz